SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                             SYNTROLEUM CORPORATION
                             ----------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class and Securities)


                                  871630 10 9
                                  -----------
                     (CUSIP Number of Class of Securities)


                                 Robert A. Day
                            c/o Oakmont Corporation
                     865 South Figueroa Street, Suite 1800
                             Los Angeles, CA 90017

        ----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                NOVEMBER 8, 2002
                                ----------------
            (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this Statement: [ ]


                         (continued on following pages)



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


(1)   NAME OF REPORTING PERSON

            ROBERT A. DAY

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)   |_|
                                                            (b)   |X|
(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS

            PF/00

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
                                                                  |_|
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. CITIZEN
                        : (7) SOLE VOTING POWER
                        :       5,954,144
                         -----------------------------------
Number Of Shares        : (8) SHARED VOTING POWER
Beneficially Owned      :
By Each Reporting        -----------------------------------
Person With             : (9) SOLE DISPOSITIVE POWER
                        :     5,954,144
                         -----------------------------------
                        :(10) SHARED DISPOSITIVE POWER
                        :
                         -----------------------------------

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,954,144 SHARES

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.2%

(14)  TYPE OF REPORTING PERSON

            HC/IN


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


      This Amendment No. 1 to Schedule 13D, filed on behalf of Robert A. Day hereby amends the Schedule 13D filed on August 7, 1998:

Item 2.     IDENTITY AND BACKGROUND.
            -----------------------

            This statement is being filed by Robert A. Day, an individual. Mr. Day is a director of the Issuer.

            Mr. Day may be a person deemed to control Oakmont Corporation, a California corporation and an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 ("Oakmont"), although he disclaims beneficial ownership of any securities owned by Oakmont. Oakmont engages in various aspects of the securities business, primarily as the investment advisor to various institutional and individual clients and as the managing general partner of various investment partnerships. Mr. Day and Oakmont are hereafter referred to as ("Day").

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            -------------------------------------------------

            Mr. Day paid an aggregate of approximately $960,900 (including brokerage commissions) in personal funds to purchase 467,500 of the Issuer's common shares on November 8, 2002 through two separate block trades over the Nasdaq National Market. Mr. Day also acquired 532,083 of the Issuer's common shares in connection with the foreclosure of a loan from Mr. Day in the amount of $4,950,000 issued in connection with the purchase of such shares.

            Oakmont paid an aggregate of approximately $960,900 (including brokerage commissions) of client managed funds, to purchase 467,500 of the Issuer's common shares on November 8, 2002 through the Nasdaq National Market.

Item 4.     PURPOSE OF TRANSACTION.
            ----------------------

            Day has purchased and holds the securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account or for both accounts.

            Day may, from time to time, acquire additional securities of the Issuer in open market or privately negotiated transactions, depending on existing market conditions and other considerations that Day may deem relevant. Day intends to review the Issuer on a continuing basis and, depending upon the price and availability of the Securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Day, general stock market and economic conditions, tax consideration and other factors deemed relevant, may decide to increase or decrease the size of investment in the Issuer.

            Other than as described above, Day does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.


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


Item 5:     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

            (a) The aggregate number of securities to which this Schedule 13D relates is 5,954,144 shares of common stock ("Securities"), representing 18.2% of the Issuer's common shares. As of the date of this Schedule 13D, Day beneficially own those Securities as follows:

NAME                  SHARES OF COMMON STOCK       % OF CLASS OF COMMON STOCK
----                  ----------------------       --------------------------

Robert A. Day               4,238,844                        13.0%
Oakmont                     1,715,300                        5.2%

            Mr. Day may be deemed to have beneficial ownership of the Securities beneficially owned by Oakmont although he specifically disclaims such beneficial ownership.

            (b) Day has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be.

            (c) Information with respect to all transactions in the Securities which were effected during the past sixty days by Day is set forth on Schedule I annexed hereto and incorporated herein by reference.

            (d) The investment advisory clients of Day have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisors, and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by Day. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Securities. Mr. Day does not have a pecuniary interest in any of the Securities reported herein except those reported as being directly beneficially owned by Mr. Day.


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


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2002



                                      Robert A. Day


                                      /s/ ROBERT A. DAY
                                      -------------------------------------



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


                                  SCHEDULE I

                          INFORMATION WITH RESPECT TO
              TRANSACITONS EFFECTED DURING THE PAST SIXTY DAYS OR
                SINCE THE MOST RECENT FILING ON SCHEDULE 13D(1)

DATE                        SHARES PURCHASED           AVERAGE PRICE(2)
------------------------------------------------------------------------------

November 8, 2002               935,000                     $1.98
November 8, 2002               532,083                     $9.303(3)









-------------------------
(1) Unless otherwise indicated, all transactions were effected through the NASDAQ National Market.
(2)  Price excludes commissions.
(3) Shares acquired in connection with foreclosure of a loan from Mr. Day in the amount of $4,950,000 issued in connection with the purchase of such shares.


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